Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Atlas Crest Investment Corp. IV on Form S-1 of our report dated March 1, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Atlas Crest Investment Corp. IV (formerly known as AC Corp. 4) as of February 16, 2021 and for the period from February 2, 2021 (inception) through February 16, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/Marcum LLP

New York, NY

March 1, 2021